September 13, 2019

David Socks
President and Chief Executive Officer
Phathom Pharmaceuticals, Inc.
70 Williow Road
Suite 200
Menlo Park, CA 94025

       Re: Phathom Pharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 30, 2019
           CIK No. 0001783183

Dear Mr. Socks:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 22, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Critical Accounting Policies and Significant Judgments and Estimates
Fair Value of Warrant Liabilities and Convertible Promissory Notes , page 99

1. We acknowledge your response to prior comment 9 where you explain that you do not believe that the requested sensitivity analysis would satisfy the principles in SEC Release
       No. 33-8350 due to the reasons listed. You further state that you believe that the preparation of a meaningful and reasonable quantitative sensitivity analysis for the fair value of the warrant liabilities and the convertible promissory notes is impractical due to the numerous interrelated inputs that go into your highly complex models. Please tell us
 David Socks
Phathom Pharmaceuticals, Inc.
September 13, 2019
Page 2
      how your disclosures made In Note 1 of your combined financial statements under Fair
      Value Measurements starting on page F-9 comply with the requirements of ASC 820-10-
      50-2, including sub-point g. that requires certain disclosures to be made when there are interrelationships between inputs used to arrive to fair value. If you continue to believe that providing the requested disclosure is impractical, please explain to us and disclose the factors you consider and procedures you undertake to attempt to develop the required disclosure.
Business
PPI Limitations, page 108

2. We note your disclosure that you commissioned a third-party U.S. market research study. With respect to the statements in your prospectus that are based on this third-party research, please revise to clarify whether such statements are statements of the third party or statements of the registrant. If your disclosure attributes a statement to the third party, please revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules
      Compliance and Disclosure Interpretations.
       You may contact Ibolya Ignat at 202-551-3636 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Socks
                                                             Division of
Corporation Finance
Comapany NamePhathom Pharmaceuticals, Inc.
                                                             Office of
Healthcare & Insurance
September 13, 2019 Page 2
cc:       Cheston J. Larson, Esq.
FirstName LastName